UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (Full title of the plan)
FPL GROUP, INC. (Name of issuer of the securities held pursuant to the plan)
700 Universe Boulevard Juno Beach, Florida 33408 (Address of principal executive office)

INDEPENDENT AUDITORS' REPORT
EMPLOYEE BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS OF FPL GROUP, INC.:

We have audited the accompanying statements of net assets available for benefits of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Certified Public Accountants Miami, Florida June 21, 2002

EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2001	2000

ASSETS
Accrued interest receivable - Leveraged ESOP Account	$189	$1,180

General investments	308,556,062	338,945,606

Employer securities, at fair value:
Employer securities held in the Master Trust	150,088,646	192,116,836
Leveraged ESOP employer securities	112,105,274	155,144,498

Total employer securities	262,193,920	347,261,334

Total	570,750,171	686,208,120

LIABILITIES
Interest payable - Leveraged ESOP Account	263,348	283,396
Acquisition indebtedness of Leveraged ESOP	82,028,871	87,738,822

Total	82,292,219	88,022,218

NET ASSETS AVAILABLE FOR BENEFITS	$488,457,952	$598,185,902

The accompanying Notes to Financial Statements are an integral part of these statements.

EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Year Ended December 31, 2001

INCOME
Contributions:
Received from Members	$16,148,376
Noncash contributions (from employer)	6,383,602

Total contributions		$22,531,978
Earnings on investments:
Interest:
Interest-bearing cash	249,921
Other loans (Member loans)	1,328,153

Total interest		1,578,074

Common stock dividends		5,376,504

Net appreciation (depreciation) in fair value of investments:
Master trust	(40,098,060)
Registered investment companies	(32,968,168)

Total net depreciation in fair value of investments		(73,066,228)

Total		(43,579,672)

EXPENSES
Benefit payments to Members or beneficiaries		26,123,151
Deemed distributions of Member loans		164,943
Administrative expenses		43,823

Total		26,331,917

NET LOSS		(69,911,589)
TRANSFERS
Transfers from the Plan - net	(2,506,145)
Effect of current year Leveraged ESOP activity	(37,310,216)

Total transfers from the Plan		(39,816,361)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000		598,185,902

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		$488,457,952

The accompanying Notes to Financial Statements are an integral part of these statements.
EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY NOTES TO FINANCIAL STATEMENTS For the year ended December 31, 2001
1. Description of the Plan and Significant Accounting Policies
The Plan

The following description of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (Plan) provides only general information. Participating employees (Members) should refer to the Summary Plan Description in their employee handbook for a more complete description of the Plan. Fidelity Management Trust Company (Trustee) administers the trust (Trust) established under the Plan, the FPL Group Employee Thrift Plan (Group Plan) and the FPL Energy Operating Services, Inc. Employee Thrift Plan (FPL Energy OSI Plan).

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA). The portion of the Plan investing in common stock (Common Stock) of FPL Group, Inc. (FPL Group) has been designated as an employee stock ownership plan. Participation in the Plan, which is voluntary, is open to any employee of Florida Power & Light Company (FPL or Company) or FPL Energy Maine Operating Services, LLC (FPL Energy Maine) whose compensation is established under a collective bargaining agreement between FPL or FPL Energy Maine and its respective unit of the International Brotherhood of Electrical Workers AFL-CIO (Bargaining Unit). The Plan was amended in 1999 to include bargaining unit employees of FPL Energy Maine. Bargaining Unit employees are eligible to participate in the Plan on the first day of the month coincident with the completion of six continuous full months (one full month starting June 1, 2001) of service or on the first day of any payroll period thereafter. The Plan includes a cash or deferred compensation arrangement (Tax Saver Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Tax Saver Option permits a Member to elect to defer federal income taxes on all or a portion of their contributions (Tax Saver Contributions) until they are distributed from the Plan. Tax Saver Contributions were limited in 2001 to a maximum of $10,500 per Member. Under the new tax laws in effect as of January 1, 2002, the limitation on Tax Saver Contributions was increased to $11,000 and an additional $1,000 for each year thereafter through 2006. In addition, individuals age 50 or older who contribute the maximum allowable under the Plan have the option of contributing up to an additional $1,000 in Tax Saver Contributions for 2002. This catch-up amount increases an additional $1,000 for each year between 2003-06. The 2002 changes do not apply to the FPL Energy Maine bargaining unit employees.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in Common Stock. Pursuant to the Leveraged ESOP, the Trust purchased Common Stock from FPL Group using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Member's account is allocated its portion of Common Stock released from the Leveraged ESOP Account.

During 2001, the Company had in place a Flexible Dividend Program which enabled Members (except for FPL Energy Maine bargaining unit employees) to choose how their dividends on certain shares of Common Stock held in the Plan are to be paid. Dividends on Common Stock acquired through the Leveraged ESOP did not qualify under this program. The options available to Members included reinvestment of dividends in Common Stock; distribution of dividends in cash; distribution of dividends in cash and contribution of an equivalent amount of their compensation to their thrift plan account; or a partial distribution with the balance reinvested in Common Stock. Due to tax law changes affecting the deductibility of dividends, beginning in 2002, the Flexible Dividend Program will eliminate the recontribution option and will now be referred to as the Dividend Payout Program. The options available to Members will include reinvestment of dividends in Common Stock or distribution of dividends in cash.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100 percent vested in their accounts.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

The Plan provides for basic contributions by eligible employees in whole percentages from 1% to 7% of their base compensation (Earnings), which is matched in part by the Company with shares of Common Stock. For basic Tax Saver Contributions or contributions made on an after-tax basis, the Company match is 100% on the first 3% of a Member's Earnings, 50% on the next 3% and 25% on the last 1%. The Plan also provides for supplemental contributions by Members to be made in whole percentages from 1% to 9% of their Earnings, bringing the total maximum contributions to 16%. Supplemental contributions are not matched by the Company. Contributions are subject to certain limitations. As a result of the new income tax laws in effect as of January 1, 2002, the total maximum contributions to the Plan has been increased to 20% (with supplemental contributions increasing to a maximum of 13%). These changes do not apply to the FPL Energy Maine bargaining unit employees.

The value of a Member's contributions (including all income, gains and losses) is at all times 100% vested. For employees of FPL Energy Maine, Company matching contributions are fully vested upon attaining six months of service. For all others, Company matching contributions vest at a rate of 20% each year and are fully vested upon a Member attaining five years of service. An employee may also receive vesting credit for prior years of service with FPL Group or any of its subsidiaries.

The Plan's investment options include fourteen core funds: eleven "mix your own" investment options and three "pre-mixed" investment strategies. The "mix your own" investment options include various mutual funds, a separately managed portfolio of short-and long-term investment contracts, a small-capitalization equity index fund and Common Stock. The "pre-mixed" investment strategy options are made up of different allocations of investment options providing various combinations of stocks and fixed income investments. Commencing January 1, 2000, investment options for the FPL Energy Maine employees also included a wide variety of mutual funds. These mutual fund investments became available to FPL's bargaining unit employees on June 15, 2001.

The Plan allows Members, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Member contributions from one investment option to another. At December 31, 2001, the number of Members contributing to the Plan was 3,752. Company contributions are primarily made from Common Stock shares released from the Leveraged ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan or may be applied to administrative expenses. A Member who has attained at least the age of 50 and completed five years of service will be permitted to transfer all or any portion of Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock. Company contributions made on behalf of business managers and others employed by FPL's bargaining unit and serving on Company property while on a leave of absence from the Company will be reimbursed by FPL's bargaining unit.

A Member may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the Member's account, whichever is less. The vested portion of a Member's account will be pledged as security for the loan. The rate of interest for loans is determined taking into account the prime rate at the time of origination. The interest rate for Member loans is fixed and ranged from 6% - 9.75% for loans outstanding at December 31, 2001.

Withdrawals by Members from certain of their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Member's contributions to the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and either the Group Plan or the FPL Energy OSI Plan. The majority of transfers arise as a result of Members transferring between bargaining unit and non-bargaining unit status while employed by FPL or FPL Energy Maine.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Investment income and interest income on loans to Members is recognized when earned. Contributions by Members and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Members are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts which are stated at contract value (see Investment Contracts below). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common Stock is valued at its quoted market price. Loans to Members are valued at cost, which approximates fair value. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility, which could result in changes in the value of such securities.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Member accounts are adjusted daily; securities held in the Leveraged ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. At December 31, 2001, the contract value and fair value of investment contracts were $59,638,000 and $61,273,000, respectively. At December 31, 2000 the contract value and fair value of investment contracts were $45,217,000 and $45,457,000, respectively. The average yield for the portfolio of investment contracts was 5.69% and 6.23% for 2001 and 2000, respectively. The crediting interest rate at December 31, 2001 and 2000 was 5.29% and 6.10%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuers, but cannot be less than zero. See Note 8.

2. Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the Leveraged ESOP Account are not considered plan assets but are for the joint benefit of the Plan, the Group Plan and the FPL Energy OSI Plan. The Leveraged ESOP Account is allocated for financial reporting purposes based on each plan's relative net assets. The Plan's allocation of Common Stock held in the Leveraged ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the Statements of Net Assets Available for Benefits, but are not available for, or the obligation of, Plan Members. The employer securities will be released from the Leveraged ESOP Account and allocated to accounts of Members under the Plan in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see Note 3). ESOP shares allocated to date are classified as employer securities held by the Plan on the Statements of Net Assets Available for Benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the Leveraged ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a transfer to or from the Plan. The value of the shares allocated to accounts of members under the plans is not affected by these allocations.

Condensed financial statements of the Leveraged ESOP Account are presented below, indicating the allocations made to each plan. The effect of current year Leveraged ESOP activity on net assets is included in transfers to (from) the plan in the financial statements of each plan. Allocation of shares to the plans are presented as noncash contributions in the financial statements of each plan.

	Total Leveraged ESOP Account	The Group Plan	The Plan	The FPL Energy OSI Plan

Allocation percentage	100.0%	70.9%	28.5%	0.6%

Accrued interest	$662	$469	$189	$4
Employer securities	393,389,107	278,867,244	112,105,274	2,416,589

Total assets	393,389,769	278,867,713	112,105,463	2,416,593

Interest payable	924,115	655,090	263,348	5,677
Acquisition indebtedness	287,847,870	204,050,750	82,028,871	1,768,249

Total liabilities	288,771,985	204,705,840	82,292,219	1,773,926

Net assets at December 31, 2001	$104,617,784	$74,161,873	$29,813,244	$642,667

Contributions received from employer	$22,191,545
Interest income	7,950
Dividends	16,222,888
Net depreciation in fair value of investments	(114,264,130)

Total	(75,841,747)

Interest expense	29,115,173

Net loss	(104,956,920)	$(74,402,283)	$(29,909,887)	$(644,750)
Allocation of shares to plans	(23,072,805)	(16,104,151)	(6,383,602)	(585,052)
Transfers to (from) the plan	-	423,354	(1,016,727)	593,373

Effect of current year leveraged ESOP
activity on net assets	(128,029,725)	(90,083,080)	(37,310,216)	(636,429)
Net assets at December 31, 2000	232,647,509	164,244,953	67,123,460	1,279,096

Net assets at December 31, 2001	$104,617,784	$74,161,873	$29,813,244	$642,667

3. Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for the Plan, the Group Plan and the FPL Energy OSI Plan, borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The Acquisition Indebtedness is currently scheduled to mature in 2018, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on both Common Stock held by the Leveraged ESOP Account and ESOP shares allocated to accounts of members under the plans, along with cash contributions from FPL Group. For those dividends on shares allocated to accounts of members under the plans used to repay the loan, additional shares, equal in value to those dividends, will be allocated to accounts of members under the plans. In 2001, dividends received from shares held by the Leveraged ESOP Account and shares allocated to accounts of members under the plans totaled approximately $16,223,000 and $6,999,000, respectively. Cash contributed in 2001 by FPL Group for the debt service shortfall totaled approximately $22,192,000.

The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy matching contributions, as well as to repay dividends on ESOP shares allocated to accounts of members under the plans for debt service. During 2001, 519,445 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 2002 - $4,451,600; 2003 - $5,023,600; 2004 - $5,604,000; 2005 - $6,200,000; 2006 - $8,408,000 and thereafter - $258,160,670.

See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.
4. Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the Leveraged ESOP Account or in cash which is used by the Trustee to purchase Common Stock. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively. During 2001, all Company contributions were made in Common Stock released from the Leveraged ESOP Account.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the Leveraged ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Members' accounts are reinvested in Common Stock for the benefit of its Members pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

5. Investments
Investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

	December 31,

	2001	2000

Long-term Growth Investment Strategy	$24,608,033	$28,064,983
FPL Managed Income Fund	59,143,154	47,699,178
Spartan U.S. Equity Index Fund	51,178,526	62,934,029
Fidelity Magellan Fund	49,265,564	57,594,766
Fidelity OTC Portfolio	35,422,837	52,044,680
FPL Group Stock Fund (1)	98,927,742	130,981,313
FPL Group Stock LESOP Fund (2)	52,331,406	61,643,219
_____________________
(1)	Includes short-term investments of $751,851 and $30,366 at December 31, 2001 and 2000, respectively, to provide liquidity.
(2)

Represents Company matching contributions in Common Stock which are nonparticipant-directed investments of the Plan. Includes short-term investments of $418,651 and $477,330 at December 31, 2001 and 2000, respectively, to provide liquidity.

6. Income Taxes

In August 2001, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective December 1, 2000, met the requirements of Section 401 of the Code. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends distributed directly to Members. In 2002, the tax laws were changed to expand the deductibility of dividends on Common Stock to include all dividends, whether distributed or reinvested in Common Stock, as long as all Members are given the option to receive a distribution in cash.

Company contributions to the Plan on a Member's behalf, the Member's Tax Saver Contributions, and the earnings thereon generally are not taxable to the Member until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Member's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

7. Expenses

Certain fees such as annual account maintenance and investment management fees are paid by Plan Members. Trustee's fees and expenses are paid by FPL Group (which may charge each company whose employees participate under the Plan its allocated share) and, therefore, are not reflected in the financial statements.

8. Master Trust

A portion of the Plan's investments are in a master trust (Master Trust) which was established for the investment of assets of the Plan, the Group Plan and the FPL Energy OSI Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The assets, income and expenses are allocated among the participating plans in proportion to the fair value of the net assets invested in each plan.

A summary of participating interest in and financial statements for the Master Trust follows.
	Percent of Interest in Master Trust

	December 31,

	2001	2000

FPL MANAGED INCOME PORTFOLIO FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	76.9%	78.2%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	22.9%	21.6%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.2%	0.2%
CONSERVATIVE INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	77.1%	80.6%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	22.0%	19.4%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.9%	0.0%
MODERATE GROWTH INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	74.8%	74.5%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	25.2%	25.5%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.0%	0.0%
LONG-TERM GROWTH INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	71.1%	71.7%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	28.9%	28.3%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.0%	0.0%
FPL Group Stock Fund FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	67.1%	67.4%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	32.7%	32.4%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.2%	0.2%
FPL Group Stock LESOP Fund FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	71.4%	71.4%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	28.0%	28.3%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.6%	0.3%

FPL MANAGED INCOME PORTFOLIO STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2001	2000

ASSETS
General investments:
Value of unallocated insurance and financial institution contracts	$258,419,221	$221,262,195

Total	258,419,221	221,262,195

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$258,419,221	$221,262,195

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2001

INCOME
Contributions received from Members		$5,811,437

Earnings on investments:
Interest		13,267,652

Total		19,079,089

EXPENSES
Benefit payments to Members or beneficiaries		24,145,916
Account maintenance fees		9,688

Total		24,155,604

NET LOSS		(5,076,515)

TRANSFERS
Transfers into fund		290,887,482
Transfers out of fund		(248,653,941)

Net transfers		42,233,541

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000		221,262,195

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		$258,419,221

CONSERVATIVE INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2001	2000

ASSETS
Receivables:
Income	$76,641	$84,293
Other	47,100	-

Total receivables	123,741	84,293

General investments:
Value of unallocated insurance and financial institution contracts	10,675,074	10,241,252
Mutual funds	10,533,453	9,312,247

Total general investments	21,208,527	19,553,499

Total	21,332,268	19,637,792

LIABILITIES	128	109

NET ASSETS AVAILABLE FOR BENEFITS	$21,332,140	$19,637,683

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2001

INCOME
Contributions received from Members		$658,592
Earnings on investments:
Interest		597,517
Dividends		371,839
Net depreciation in fair value of investments		(321,613)

Total		1,306,335

EXPENSES
Benefit payments to Members or beneficiaries		923,943
Account maintenance fees		1,233

Total		925,176

NET INCOME		381,159

TRANSFERS
Transfers into fund		6,480,959
Transfers out of fund		(5,167,661)

Net transfers		1,313,298

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000		19,637,683

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		$21,332,140

MODERATE GROWTH INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2001	2000

ASSETS
Receivables:
Income	$179,402	$271,624
Other	25	58,253

Total receivables	179,427	329,877

General investments:
Value of unallocated insurance and financial institution contracts	19,067,064	23,131,741
Mutual funds	57,909,195	63,199,600

Total general investments	76,976,259	86,331,341

Total	77,155,686	86,661,218

LIABILITIES	4,754	561

NET ASSETS AVAILABLE FOR BENEFITS	$77,150,932	$86,660,657

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2001

INCOME
Contributions received from Members		$2,549,502
Earnings on investments:
Interest		1,252,764
Dividends		1,639,950
Net depreciation in fair value of investments		(4,092,783)

Total		1,349,433

EXPENSES
Benefit payments to Members or beneficiaries		4,080,700
Account maintenance fees		6,298

Total		4,086,998

NET LOSS		(2,737,565)

TRANSFERS
Transfers into fund		6,413,347
Transfers out of fund		(13,185,507)

Net transfers		(6,772,160)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000		86,660,657

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		$77,150,932

LONG-TERM GROWTH INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2001	2000

ASSETS
Receivables:
Income	$99,017	$167,348
Other	-	66,150

Total receivables	99,017	233,498

General investments:
Value of unallocated insurance and financial institution contracts	8,571,304	11,042,921
Mutual funds	76,627,483	87,877,354

Total general investments	85,198,787	98,920,275

Total	85,297,804	99,153,773

LIABILITIES	101,333	11,465

NET ASSETS AVAILABLE FOR BENEFITS	$85,196,471	$99,142,308

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2001

INCOME
Contributions received from Members		$4,699,952
Earnings on investments:
Interest		580,528
Dividends		1,572,000
Net depreciation in fair value of investments		(9,460,417)

Total		(2,607,937)

EXPENSES
Benefit payments to Members or beneficiaries		3,030,819
Account maintenance fees		9,397

Total		3,040,216

NET LOSS		(5,648,153)

TRANSFERS
Transfers into fund		5,727,013
Transfers out of fund		(14,024,697)

Net transfers		(8,297,684)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000		99,142,308

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		$85,196,471

FPL GROUP STOCK FUND STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2001	2000

ASSETS
Cash	$-	$2,506,730

Receivables:
Income	3,978	8,527
Other	372,436	3,978,665

Total receivables	376,414	3,987,192

General investments:
Money market	2,300,687	92,880

Employer securities	301,110,276	400,536,783

Total	303,787,377	407,123,585

LIABILITIES	1,022,944	2,672,185

NET ASSETS AVAILABLE FOR BENEFITS	$302,764,433	$404,451,400

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2001

INCOME
Contributions received from Members		$5,198,303
Earnings on investments:
Interest		142,391
Dividends		12,244,254
Net depreciation in fair value of investments		(85,198,762)

Total		(67,613,814)

EXPENSES
Benefit payments to Members or beneficiaries		23,906,653
Account maintenance fees		40,607

Total		23,947,260

NET LOSS		(91,561,074)

TRANSFERS
Transfers into fund		110,746,876
Transfers out of fund		(120,872,769)

Net transfers		(10,125,893)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000		404,451,400

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		$302,764,433

FPL GROUP STOCK LESOP FUND (nonparticipant-directed) STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2001	2000

ASSETS
Receivables:
Income	$2,656	$8,121
Other	193,213	426,553

Total receivables	195,869	434,674

General investments:
Money market	1,484,652	1,684,073

Employer securities	185,018,790	215,800,107

Total	186,699,311	217,918,854

LIABILITIES	108,300	273,505

NET ASSETS AVAILABLE FOR BENEFITS	$186,591,011	$217,645,349

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2001

INCOME
Contributions received from Members		$23,072,805
Earnings on investments:
Interest		71,694
Dividends		6,999,238
Net depreciation in fair value of investments		(46,424,027)

Total		(16,280,290)

EXPENSES
Benefit payments to Members or beneficiaries		14,942,113
Account maintenance fees		42,992

Total		14,985,105

NET LOSS		(31,265,395)

TRANSFERS
Transfers into fund		7,053,391
Transfers out of fund		(6,842,334)

Net transfers		211,057

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000		217,645,349

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		$186,591,011

FORM 5500: Schedule H, 4i PLAN YEAR 2001 PLAN #003

FLORIDA POWER & LIGHT COMPANY - EIN 59-0247775
EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES OF
FLORIDA POWER & LIGHT COMPANY

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

	UNITS/SHARES 12/31/01	PRICE 12/31/01	HISTORICAL COST	MARKET VALUE 12/31/01

FUND NAME

FIDELITY FUND	2,617.79	$28.88	$74,703.56	$75,601.80
FIDELITY PURITAN	3,552.35	$17.67	63,896.80	62,769.95
FIDELITY GINNIE MAE	1,461.71	$10.86	15,867.63	15,874.21
FIDELITY MAGELLAN	472,707.39	$104.22	48,788,983.58	49,265,564.06
FIDELITY EQUITY INC	1,911.26	$48.77	93,896.84	93,211.93
FIDELITY GROWTH CO	6,497.94	$53.22	348,122.26	345,820.25
FIDELITY INVST GR BD	3,596.30	$7.34	26,568.20	26,396.81
FIDELITY INTER BOND	13,111.44	$10.32	135,569.22	135,310.08
FIDELITY CAP & INC	2,824.63	$6.78	19,345.68	19,151.02
FIDELITY VALUE	2,094.18	$51.51	104,216.96	107,871.27
FIDELITY GOVT INCOME	13,846.77	$9.97	137,596.88	138,052.31
FIDELITY OTC PORT	1,136,440.07	$31.17	52,008,877.40	35,422,836.82
FIDELITY OVERSEAS	304,122.27	$27.42	10,524,736.58	8,339,032.58
FIDELITY EUROPE	204.492	$24.76	5,330.03	5,063.25
FIDELITY REAL ESTATE	15,670.60	$18.52	303,479.51	290,219.58
FIDELITY BALANCED	3,555.34	$14.90	52,388.98	52,974.63
FIDELITY INTL GR&INC	998.354	$18.76	18,929.22	18,729.12
FIDELITY CAP APPREC	1,599.67	$20.55	32,096.84	32,873.18
FIDELITY CONV SEC	4,231.88	$19.90	79,335.18	84,214.35
FIDELITY UTILITIES	415.663	$13.49	6,033.20	5,607.32
FIDELITY BLUE CHIP	2,811.90	$42.94	123,790.83	120,743.08
FIDELITY DISC EQUITY	90.122	$22.10	1,903.58	1,991.70
FIDELITY LOW PR STK	21,443.70	$27.42	571,416.73	587,986.14
SPARTAN 500 INDEX	3,279.25	$78.89	259,645.46	258,699.80
FIDELITY WORLDWIDE	9.877	$14.66	133.57	144.79
FIDELITY EQ INC II	1,900.33	$21.03	44,042.22	39,963.85
FIDELITY STK SELECTR	3.171	$21.13	66.41	67.01
FID ASSET MGR GROWTH	420.229	$14.34	6,541.18	6,026.09
FIDELITY EMERG MRKTS	9,409.97	$7.80	62,144.98	73,397.72
FIDELITY AGGR GROWTH	6,938.89	$19.02	171,107.07	131,977.85
FIDELITY DIVERS INTL	3,795.77	$19.08	76,523.98	72,423.23
FIDELITY DIVD GROWTH	21,697.64	$28.33	624,050.53	614,693.86
FIDELITY NEW MKT INC	1,624.20	$10.91	18,007.00	17,720.02
FIDELITY EXP & MULTI	7,610.73	$16.97	122,072.41	129,154.05
FID AGGRESSIVE INT'L	828.5	$12.07	9,999.99	9,999.99
FIDELITY MID-CAP STK	15,101.69	$22.57	352,447.54	340,845.10
FIDELITY LG-CAP STK	85.78	$14.56	1,813.59	1,248.97
FIDELITY CONTRA II	2,543.96	$10.35	27,184.94	26,330.03
FIDELITY SM CAP STK	4,901.51	$14.36	66,872.88	70,385.65
FID ASSET MGR AGGRE	117.61	$10.76	1,321.12	1,265.53
FIDELITY LATIN AMER	242.64	$12.01	4,098.34	2,914.05
FIDELITY JAPAN	1,294.12	$9.10	15,717.14	11,776.52
FIDELITY SE ASIA	88.78	$10.98	1,476.86	974.80
FIDELITY GR & INC II	216.579	$9.23	1,940.19	1,999.04
FIDELITY STRAT INC	1,862.18	$9.15	17,059.41	17,038.90
FID FREEDOM 2010	15.939	$12.61	204.17	201.01
FID FREEDOM 2020	1,442.23	$12.58	18,343.70	18,143.21
FID FREEDOM 2030	892.516	$12.56	12,593.63	11,209.99
SPTN TOTAL MKT INDEX	70.635	$29.56	2,009.56	2,087.98
SPTN EXTND MKT INDEX	214.24	$23.70	4,822.09	5,077.49
SPARTAN INTL INDEX	41.425	$24.44	1,000.00	1,012.43
FIDELITY SH TERM BD	2,175.89	$8.80	19,138.38	19,147.86
FIDELITY HIGH INCOME	15.454	$8.13	129.61	125.64
FIDELITY FIFTY	3,743.64	$16.12	61,033.72	60,347.50
FIDELITY RET GOVT MM	6,079,235.69	$1.00	6,079,235.69	6,079,235.69
SPARTAN US EQ INDEX	1,259,314.12	$40.64	39,743,833.13	51,178,525.60
FIDELITY US BD INDEX	670,651.36	$10.80	7,138,942.87	7,243,034.75
FPL MANAGED INCOME *	59,143,153.65	$1.00	59,143,153.65	59,143,153.65
BGI RUSSELL 2000 K	85,765.04	$8.52	679,684.23	730,718.14
NB GUARDIAN TRUST	1,731.26	$11.39	20,176.79	19,719.01
SCUDDER INTL FUND S	904.981	$36.66	35,575.08	33,176.60
DOMINI SOCIAL EQUITY	990.24	$27.37	28,394.05	27,102.86
INVESCO EQUITY INC	16.203	$12.06	194.27	195.41
SCUDDER GLOBAL DISC	1,660.54	$23.43	42,826.91	38,906.49
JANUS ADV AGGR GRTH	259.592	$21.43	5,538.84	5,563.04
JANUS ADVISER INTL	1,170.53	$24.54	30,838.30	28,724.81
AIM BLUE CHIP A	1,950.37	$12.15	24,555.11	23,696.94
AMR LARGE CAP VAL PA	661.328	$14.80	10,271.60	9,787.65
AMR SH TERM BOND PA	43.633	$9.50	416.80	414.52
PIMCO TOT RETURN ADM	6,668.02	$10.46	71,016.70	69,747.50
MSI EQUITY GROWTH B	94.699	$17.08	1,500.00	1,617.45
MUTUAL DISCOVERY A	1,689.47	$18.08	33,222.57	30,545.65
BARON GROWTH	7,419.91	$30.67	227,622.20	227,568.71
BARON ASSET FUND	1,599.97	$44.46	68,967.14	71,134.68
BRANDYWINE FUND	523,640.80	$23.35	17,477,521.88	12,227,012.66
CALVERT NEWVIS SM CP	1,156.99	$17.76	20,422.36	20,548.11
CALVERT SIF BALANCED	276.464	$26.09	7,640.53	7,212.95
CALVERT CAP ACC A	204.423	$23.66	5,002.26	4,836.65
UAM/FMA SM COMPANY	2,481.63	$18.51	43,303.91	45,934.88
UAM/FPA CRESCENT	10,420.00	$17.19	165,517.59	179,119.80
UAM/RHJ SMALL CAP	5,645.17	$16.59	91,137.72	93,653.29
PBHG EMERGING GROWTH	433.319	$16.01	6,211.80	6,937.45
ARIEL FUND	6,020.51	$37.72	216,666.65	227,093.71
ARIEL APPRECIATION	4,058.00	$37.02	143,627.72	150,227.01
ARIEL PREMIER BOND	216.57	$10.23	2,209.50	2,215.52
ALGER CAP APPRECIATN	23,871.46	$12.87	340,194.87	307,225.67
ALGER MID CAP GROWTH	27,419.51	$14.87	408,712.33	407,728.03
ALGER SMALL CAP RTM	682.21	$14.98	10,077.62	10,219.51
DREY FNDRS BALNCED F	26.419	$8.19	207.03	216.36
DREY FNDRS MC GRTH F	1,510.56	$3.47	4,999.98	5,241.65
FKLN SMMIDCAP GRTH A	403.14	$31.17	13,212.88	12,565.88
PBHG GROWTH FUND	275.205	$20.36	6,060.73	5,603.19
INVESCO DYNAMICS	2654.947	$15.93	68,411.14	42,293.33
INVESCO SM CO GROWTH	169.702	$12.14	1,800.01	2,060.19
INVESCO GROWTH INV	9,624.31	$2.60	35,191.73	25,023.21
INVESCO HIGH YIELD	6226.259	$3.65	33,131.82	22,725.84
INVESCO VALUE EQUITY	419.183	$19.62	8,721.55	8,224.38
JANUS FLEX INCOME	562.182	$9.22	5,157.61	5,183.33
TEMPLETON FOREIGN A	178,744.74	$9.25	1,788,250.32	1,653,388.83
DREY FNDRS DISCVRY F	2,253.75	$28.45	67,275.11	64,119.29
MSIFT MIDCAP GTH ADV	637.749	$17.19	11,041.36	10,962.91
MSIFT VALUE ADVISER	526.667	$15.22	8,047.83	8,015.88
MSI SM CO GROWTH B	1,351.28	$9.36	12,066.30	12,647.96
MSI EMERGING MKTS B	1,254.69	$10.74	13,361.79	13,475.40
MUTUAL SHARES CL A	829.916	$19.37	17,466.38	16,075.52
MANAGERS SPECIAL EQ	291.179	$70.60	19,336.59	20,557.22
NB FOCUS TRUST	2,143.32	$25.30	59,182.80	54,225.94
NB GENESIS TRUST	1,777.86	$29.11	48,741.36	51,753.51
NB PARTNERS TRUST	12.137	$16.02	196.12	194.44
AIM VALUE A FUND	1,135.80	$10.87	12,588.84	12,346.18
PIMCO CAP APPR ADMIN	2,066.68	$16.34	35,696.61	33,769.54
PIMCO MID CAP ADMIN	556.015	$19.32	10,986.65	10,742.18
PIMCO HIGH YIELD ADM	863.782	$9.36	8,135.99	8,085.01
PIMCO LOW DUR ADM	2,176.75	$10.07	22,124.55	21,919.92
PIMCO LT US GOVT ADM	8,190.29	$10.20	86,639.68	83,541.04
STRONG DISCOVERY	2,592.89	$16.84	43,819.60	43,664.34
STRONG GROWTH FUND	1,998.36	$17.68	31,198.73	35,331.00
STRONG ADV COM STK Z	364.493	$19.78	6,940.35	7,209.66
STRONG OPPORTUNITY	3,025.14	$39.29	119,293.48	118,857.61
STRONG LG CAP GROWTH	1168.031	$23.55	38,772.45	27,507.12
STRONG GOVT SECURITY	6,130.66	$10.79	66,283.45	66,149.82
TEMPLETON DEV MKTS A	26.24	$9.88	251.96	259.26
TEMPLETON GROWTH A	2,214.75	$18.00	39,624.81	39,865.53
TEMPLETON GLOBAL BD	15.975	$7.97	127.22	127.32
TRP EQUITY INCOME	174,481.36	$23.65	4,380,199.12	4,126,484.34
TEMPLETON WORLD A	490.8	$14.86	7,529.90	7,293.28
USAA INCOME FUND	4,430.11	$12.06	54,043.69	53,427.17
USAA GROWTH FUND	69.108	$14.47	1,000.00	999.99
CS CAP APPREC COM	164.293	$17.89	2,835.00	2,939.20
CS STRATEGIC VAL COM	756.844	$13.39	10,459.17	10,134.13
RS EMERGING GROWTH A	3,542.72	$32.01	112,978.65	113,402.39
JANUS ADV WORLDWIDE	368.841	$29.32	10,751.55	10,814.40
TCW GAL SM CAP GR N	7,487.35	$18.78	136,453.05	140,612.39
TCW GAL AGGR GRTH N	3,397.84	$12.25	42,264.24	41,623.60
SCUDDER 21STC GROWTH	98.197	$17.30	1,500.01	1,698.80
MSI VALUE EQUITY B	1,001.19	$9.67	10,404.95	9,681.48
AIM GLOBAL AGGR GRTH	92.33	$13.23	1,194.33	1,221.52
MANAGERS BOND FUND	2,590.93	$22.32	58,820.77	57,829.46
MANAGERS CAP APPREC	12.283	$29.29	336.24	359.76
MANAGERS VALUE	72.746	$27.45	1,905.63	1,996.88
RS SMALLER CO GROWTH	452.36	$21.79	8,199.22	9,856.92
CS SMALL CAP VAL COM	484.656	$20.43	10,731.96	9,901.54
FPL CONS INV STRGY *	254,170.70	$18.46	3,552,048.94	4,691,991.15
MODERATE GRWTH STRGY *	832,384.98	$23.37	12,906,020.00	19,452,836.87
LONG-TERM STRGY *	1,018,966.17	$24.15	17,561,159.88	24,608,032.97
FPL GROUP STOCK *	6,525,576.64	$15.16	69,369,903.37	98,927,741.83
FPL GROUP STK LESOP *	3,422,590.36	$15.29	42,907,879.60	52,331,406.61
LEVERAGED ESOP EMPLOYER SECURITIES *	1,987,682.16	$56.40	57,642,782.73	112,105,274.00
PARTICIPANT LOAN BALANCES
(6.00% TO 9.75%; MATURING 2002-2006)			15,641,662.23	15,641,662.23

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES			$475,042,249.07	$570,749,982.49

*PARTY-IN-INTEREST

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2002	Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company

(Name of Plan)

By:	JAMES K. PETERSON

James K. Peterson Vice President, Human Resources of FPL

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-87869 on Form S-8 of FPL Group, Inc. of our report dated June 21, 2002, appearing in this Annual Report on Form 11-K of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company for the year ended December 31, 2001.

DELOITTE & TOUCHE LLP Miami, Florida June 27, 2002